Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VA-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

April 10, 2014

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Life Separate Account VA-1 (“Registrant”)

Intelligent Variable Annuity

Our response to the Commissions comments upon Post-Effective Amendment #8 to the REGISTRATION STATEMENT ON FORM N-4

File Nos. 333-145064 and 811-08963

Dear Ms. Skeens:

Thank you for providing telephonic comments on the above-referenced filing on March 28, 2014. In addition to making specific revisions to the disclosure in the prospectus as requested, we are providing the following supplemental responses for your consideration.

1. Please complete any incomplete information and finalize any bracketed language in the prospectus.

Response: Our intention is to file a post-effective amendment pursuant to Rule 485(b) on or about April 18, 2014 with an effectiveness date of May 1, 2014. All information will be complete.

2. Please provide Tandy Representations.

Response: The Registrant hereby acknowledges:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3. Please disclose our consent process for electing the GLWB.

Response: The GLWB rider will be automatically issued with new contracts and offered to all existing contract owners to be attached to their policy. Having the GLWB rider doesn’t equate to electing the GLWB. We’ve added language to the prospectus to clarify that an individual elects the GLWB by affirmatively indicating intent to allocate AND concurrently allocating new premium or existing contract accumulation value to the GLWB Account. On the GLWB election (or “activation” form), whether paper or on-line, the individual must affirmatively elect to make an allocation to the GLWB Account and sign such form. The form’s disclosure also directs the contract owner to review the prospectus GLWB terms.

4. Please note that several fund fee waivers will expire prior to the requested effective date for this prospectus.

Response: The prospectus dated May 1, 2014 will have updated fee waiver information.

5. Cash Withdrawals – please explain (1) whether the minimum dollar amount for withdrawals is also applicable to GLWB withdrawals and (2) how the withdrawals are allocated among the subaccounts/GLWB Account.

Response: The minimum dollar amounts for cash withdrawals are not applicable to GLWB withdrawals. If the contract owner does not provide us with specific instructions about which subaccounts the cash withdrawal should be taken from, we will take the withdrawal from all the available subaccounts (except the GLWB Account) in proportion to the accumulation value in each subaccount. The prospectus disclosure has been revised accordingly.

6. Please explain when a lifetime income stream under a GLWB may be more beneficial than annuitization of contract value.

Response: The GLWB provides for the flexibility of maintaining access to GLWB Account Value while still being able to take GLWB Prescribed Withdrawals/Transfers. This flexibility could be useful if the contract owner needs quick access to the GLWB Account Value due to an unforeseen financial hardship. Annuitizing, on the other hand, limits the contract owner to only a fixed income stream while giving up control over the Contract’s accumulation value. There is a cost to cover our risk in providing the flexibility of the GLWB, so that the lifetime income stream under a GLWB will always be less than a comparable pure base contract non-GLWB annuitization lifetime income stream.

7. Please consider whether it is possible to consolidate the terms Primary Owner, Covered Person and Annuitant.

Response: Each term has a specific meaning and we believe that they are necessary. The Annuitant (the contract owner or another person) is named in order to use his/her life to determine annuity payments to be received under the Contract. The GLWB is available as Single Life or Joint Life. In a Single Life GLWB, the contract owner has to be the Covered

Person (the person who receives the GLWB benefits) and the Contract’s Annuitant. In a Joint Life GLWB, as there are two contract owners (both Covered Persons), one of the owners is named the Primary Owner and is also the Contract’s Annuitant. The prospectus disclosure has been revised in certain instances to use the term “Covered Person” where the term “Annuitant” was used previously.

8. Please explain whether it is possible to use the term “Excess Withdrawal” instead of “GLWB Non-prescribed Withdrawal/Transfer.”

Response: We determined that the use of the term “Excess Withdrawals” was limiting and only covered a withdrawal from the GLWB Account in excess of the Annual Guaranteed Withdrawal Amount (“AGWA”) once a contract owner starts taking AGWA. However, withdrawals from the GLWB Account before a contract owner locks-in the guarantee also have many of the same restrictions/consequences as “Excess Withdrawals.” Therefore, we used the term “Non-prescribed” to encompass both withdrawals in excess of the AGWA as well as withdrawals before the lock-in date.

9. Under “Benefit Available on the Annuitant’s 90th Birthday,” the first sentence of the second paragraph appears to contradict disclosure in the “Locking in the AGWA” section. Please explain.

Response: The lock-in date cannot be later than the first day of the 90th birthday month of the Covered Person who is the Annuitant under the Contract. That does not mean that the contract owner must lock-in the guarantee. If for whatever reason, the contract owner chooses not to lock-in the guarantee, the consequences are described under “Benefit Available in the Annuitant’s 90th Birthday.”

10. Please make the content in the GLWB Important Considerations section more reader friendly, such as by adding an outline or numbering scheme or including sub-headings.

Response: The “Important Considerations” section has been re-formatted to group related considerations together using a numbering scheme. The substance of the disclosure in this section remains the same as you reviewed previously.

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Our intention is to incorporate the changes in the attached marked prospectus in Post-Effective Amendment #9 to the Registration Statement filed pursuant to Rule 485(b) on or about April 18, 2014. A separate Tandy statement will be included in the transmittal letter accompanying that filing.

Please feel free to contact me at (704) 988-4455 should you have any further questions.

Sincerely,

/s/ Kenneth W. Reitz

Kenneth W. Reitz